UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	Firsthand Technology Value Fund, Inc.

Address of Principal Business Office:	3031 Tisch Way, #110 Plaza West, San Jose, CA 95128
(No. & Street, City, State, Zip Code)

Telephone Number (including area code):	(800) 976-8776

File Number under the Securities Exchange Act of 1934:	814-00830

The Company is withdrawing its election under section 54(a) of the Act based on the following basis:

The Company will not be distributing any assets to its securities holders because it currently has liabilities in excess of assets. It is currently in the process of winding up its affairs. Furthermore, the liquidation of the company is not part of a merger.

Information contained in the Company’s Form 8-K, filed on August 18, 2026, is hereby incorporated by reference.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of San Jose and the state of California on the 18th day of August, 2026.

Signature
Firsthand Technology Value Fund, Inc.

By	/s/ Kevin Landis
Kevin Landis
(Name of director, officer or general partner signing on behalf of the company)
President
(Title)

Attest:	/s/ Rodney Yee
Rodney Yee
Assistant Treasurer
(Title)

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